Exhibit 2.4

THIRD AMENDMENT TO
AGREEMENT OF SALE

THIS THIRD AMENDMENT TO AGREEMENT OF SALE (this “Amendment”) is made and entered into as of the 19th day of December, 2014, by and among by BEHRINGER HARVARD SOUTH RIVERSIDE, LLC, a Delaware limited liability company (“Tier Chicago Party”); TIER ACQUISITIONS, LLC, a Delaware limited liability company (“Tier Dallas Party”); RREEF AMERICA L.L.C., a Delaware limited liability company (“RREEF Chicago Party”); and RREEF SHERRY LANE L.P., a Texas limited partnership (“RREEF Dallas Party”) (the foregoing parties are collectively called the “Parties”).
WITNESSETH:
WHEREAS, the Parties entered into that certain Agreement of Sale dated as of October 23, 2014 (the “Original Agreement”) for (1) the sale by Tier Chicago Party and purchase by RREEF Chicago Party of the property located at 222 South Riverside Plaza and 444 West Jackson in Chicago, Illinois, and described in the Original Agreement as the “Chicago Property”; and (2) the sale by RREEF Dallas Party and the purchase by Tier Dallas Party of the property located at 5950 Sherry Lane in Dallas, Texas, and described in the Original Agreement as the “Dallas Property”;
WHEREAS, the Original Agreement was amended pursuant to (1) that letter dated November 3, 2014, from RREEF Chicago Party and RREEF Dallas Party to the other Parties, and (2) that letter dated December 3, 2014, from Tier Chicago Party to the other Parties, which, among other things, extended certain deadlines set forth under the Original Agreement. The Original Agreement, as amended by the letters set described herein, is hereinafter called the “Agreement”; and
WHEREAS, the Parties desire to formally amend the Agreement as set forth below in this Amendment.
AGREEMENT
NOW THEREFORE, in consideration of the mutual promises and covenants contained herein, and such other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:
1.Recitals. The recitals set forth hereinabove are fully incorporated into this Amendment. In the event the terms and conditions of this Amendment conflict with the terms and conditions of the Agreement, the Parties hereby understand, acknowledge and agree that the terms and conditions of this Amendment shall control. All capitalized terms used but not defined herein shall have the meanings set forth in the Agreement.
2.    Cash Portion of the Purchase Price. The cash balance of the Purchase Price for the Chicago Property shall hereafter be the amount of $225,714,969.87, subject to adjustment and

Exhibit 2.4

prorations as set forth on the closing disbursement statement prepared by the Escrow Agent in accordance with the provisions of the Agreement.
3.    Closing Date. The Closing Date described in Section 12.1 of the Agreement shall occur on December 19, 2014, except that for purposes of prorations and the required deposits the Closing Date shall be December 18, 2014.
4.    Chicago Property Lease Expenses and Alterations and Repairs. In lieu of Tier Chicago Party paying all Lease Expenses under the Existing Leases and the New Lease as described in Sections 14.1.8 and 14.1.9 of the Agreement, and in lieu of Tier Chicago Party completing the construction of the Alterations and Repairs at its sole cost and executing the escrow agreement contemplated in Section 14.3 of the Agreement, RREEF Chicago Party and Tier Chicago Party have agreed that RREEF Chicago Party shall take full responsibility for the payment of all Lease Expenses, including free rent, which are not due and payable on the Closing Date and for the completion of all Alterations and Repairs with respect to the Chicago Property, without the need for a separate escrow agreement at Closing. All amounts described in this Paragraph 4 shall be subject to adjustment based on payments made or other changes on or prior to December 18, 2014, and such adjusted amounts shall be reflected on the disbursement statement prepared by Escrow Agent and approved by the Parties in connection with the Closing. The amount of free rent described in this Paragraph 4 shall be subject to a final reconciliation once the actual 2014 operating costs are known.
5.    CUSCO Condition.

a.
Seller and Buyer have agreed that Buyer’s conditions contained in Section 12.2.1.14 of the Agreement have been satisfied. In lieu of Seller completing the deferred maintenance work necessary to satisfy the requirements of CUSCO contained in its estoppel letter and also the other deferred maintenance work which is the responsibility of Seller as the “Air Rights Owner” under the Easement and Operating Agreement, Buyer has agreed (i) to take full responsibility for completion of such work, (ii) to accept a Purchase Price reduction in the amount of Nine Million Dollars ($9,000,000) (the “CUSCO Amount”), and (iii) to deposit the CUSCO Amount into escrow (the “CUSCO Escrow”) with the Escrowee to assure Seller that such work will be performed and fully paid for and that Seller shall have no liability to CUSCO arising from such work.

b.
The general scope of the work required by the CUSCO estoppel letter and which is the responsibility of the “Air Rights Owner” under the Easement and Operating Agreements and which Buyer has agreed to perform as described in paragraph (a) above (collectively, the “CUSCO Work”) shall include, without limitation, the following:

i.
Elements of the existing architecture or infrastructure generally required to be repaired or replaced as a result of the CUSCO estoppel letter and in order to satisfy the Air Rights Owner’s obligations under the Easement and Operating Agreements;

Exhibit 2.4

ii.	Areas for which the structural integrity has been negatively impacted either directly or indirectly as a result of water infiltration;

iii.	Areas requiring repair or replacement that pose any kind of safety concern;

iv.	Areas required to be removed and replaced in order to restore any mechanical, electrical, plumbing, fire protection or fire alarm systems back to the original design intent;

v.	Areas required to be removed and replaced as a result of bringing any infrastructure component up to current code; and

vi.	Any professional fees, soft cost, hard cost or other ancillary cost associated with the performance of work for items (i) through (iv) above.

c.
The CUSCO Work shall not include value enhancement work to the plaza beyond a like-kind rebuild and any work that is not included as part of the CUSCO Work described in paragraph (b) above as modified by the changes in scope pursuant to paragraph (d) below (collectively, the “Enhancement Work”), the costs of which shall be paid by RREEF Chicago Party. Buyer may not change the scope of the CUSCO Work to include any Enhancement Work. Seller shall cooperate with Buyer is obtaining all necessary approvals, including approval by CUSCO and its parent corporation as disclosed in the CUSCO estoppel, for the commencement and completion of the CUSCO Work.

d.
No later than March 31, 2015, Buyer shall submit a detailed scope of the CUSCO Work prepared by its consultants and general contractor to Seller for its reasonable approval of the scope, but Seller shall have no approval rights as to the cost thereof. Seller’s failure to respond to Buyer’s request for approval of the scope of the CUSCO Work within five (5) days after Seller’s receipt of Buyer’s request therefor shall constitute Seller’s approval of the scope. If there is any disagreement between Seller and Buyer as to whether the proposed detailed scope of the work is CUSCO Work or Enhancement Work, such dispute, if not reconciled by the Parties within ten (10) business days after Buyer’s submission of such detailed scope, shall be resolved by an independent consultant selected by Buyer and approved by Seller in Seller’s reasonable discretion (the “Independent Consultant”), the fees of which shall be paid from the CUSCO Escrow. The decision of the Independent Consultant shall be given as soon as commercially practicable but not later than ten (10) business days after submission to the Independent Consultant and shall be final and binding on the Parties.

e.
All contracts to complete the CUSCO Work shall be signed by Buyer, and Buyer shall have full control of the CUSCO Work, provided that Seller shall have the right to approve the form of construction contract with Buyer’s general contractor and Buyer’s sworn statement, such approval not to be withheld if the construction

Exhibit 2.4

contract and Buyer’s sworn statement are limited to the CUSCO Work. The construction contract and Buyer’s sworn statement may be amended from time to time on prior notice to Seller without Seller’s approval if such construction contract and Buyer’s sworn statement do not include any Enhancement Work. If Seller objects to any construction contract or Buyer’s sworn statement on the basis that Enhancement Work is included in the work thereunder, then such disagreement shall be resolved by the Parties or the Independent Consultant in accordance with the dispute resolution provisions of clause (d) above.

f.
Upon CUSCO Completion (defined below), any remaining funds in the CUSCO Escrow after payment of the Independent Consultant fees shall be paid by the Escrowee to Seller, and to the extent the remaining funds in the CUSCO Escrow are insufficient to pay for all the CUSCO Work, Buyer shall pay the same without any right to recover any shortfall from Seller. CUSCO Completion shall mean the receipt by Buyer, with a copy to Seller, of the following: (i) payment in full to all contractors and subcontractors for the CUSCO Work, evidenced by final unconditional lien waivers from all parties which have lien rights against the Property arising out of the CUSCO Work; (ii) issuance by the Title Company, at Buyer’s sole cost and expense, of a date down endorsement to the Title Policy insuring Buyer’s fee title to the Property free and clear of all liens relating to the CUSCO Work; and (iii) Buyer’s receipt of an estoppel letter from CUSCO evidencing satisfaction with the CUSCO Work. Any escrow fees for the CUSCO Escrow shall be split equally between RREEF Chicago Party and Tier Chicago Party.

g.
If the CUSCO Work is part of the maintenance and repair obligations of landlord under the leases at the Chicago Property and the costs of which are reimbursable to landlord by the tenants under such leases as part of operating expense pass-throughs, as determined by Buyer in its sole discretion, then, to the extent payment of such costs is actually received by Buyer from the tenants at the Property after the Closing, Seller shall be entitled to reimbursement of such costs.

6.    Letters of Credit. Seller covenants to take such actions which are reasonably necessary to effect, by not later than sixty (60) days after the Closing Date, the transfer or reissuance, as applicable, of the Letters of Credit in accordance with Section 14.1.7 of the Agreement. Until the Letters of Credit are transferred or reissued, as applicable, Seller shall, if requested by Buyer, present such Letters of Credit for payment and deliver the proceeds thereof to Buyer, and Buyer shall indemnify and hold harmless Seller in connection therewith.
7.    Tenant Audit and Reconciliations. Section 14.7.2 of the Agreement is hereby amended to incorporate the provisions set forth in this Paragraph. Notwithstanding anything to the contrary set forth in Section 14.7.2 of the Agreement, upon Seller completing the reconciliation with respect to Leases at the Property, if Seller owes any tenant any funds for the period of its ownership, Seller shall forthwith pay the same to Buyer for reimbursement to tenant. If any tenant is entitled to or seeks an audit relative to any pass-throughs for any calendar year during the period of Seller’s ownership, including, without limitation, any right of Wells Fargo Bank, N.A. as tenant

Exhibit 2.4

at the Chicago Property to audit pass-throughs for calendar years 2013 or 2014, as between Seller and Buyer, (i) Seller shall, unless otherwise agreed in writing, be responsible for coordinating such audit, and (ii) Seller shall provide the auditor with all requested and available information relative to Seller’s period of ownership and provide such auditor with the standard representation letter required by such auditor in order for such auditor to issue its audit report. The cost of such audit, to the extent not borne by the tenants, shall be paid by Seller and Buyer in proportion to their respective periods of ownership of the Property for the applicable year. Any amounts that may become due and payable by Seller to any tenant as a result of any audit or reconciliation under the Leases shall not be treated as part of the Lease Expenses assumed by Buyer pursuant to Paragraph 4 above.
8.    Survival. The provisions of Paragraphs 4, 5, 6 and 7 shall survive the Closing.
9.    Electronic and Counterpart Signatures.     This Amendment may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall be one in the same instrument. This Amendment may be transmitted electronically or by facsimile machine and the signature of any party hereon shall, for purposes of execution hereof, be considered an original signature. Any electronic or facsimile transmission of this Amendment shall, at the request of either party, be re-executed by the other party in an original form, and neither party shall raise the use of a facsimile machine or electronic transmission or the fact that any signature was transmitted thereby, as a defense to the effectiveness of this Amendment.
10.    Ratification. In all other respects, the Agreement, as amended, is hereby ratified and affirmed and shall remain in full force and effect.
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Exhibit 2.4

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed as of the date and year as set forth above.

TIER CHICAGO PARTY:	BEHRINGER HARVARD SOUTH RIVERSIDE, LLC, a Delaware limited liability company
By: /s/ William J. Reister

Name:	William J. Reister

Title:	Executive Vice President and Chief Investment Officer

RREEF CHICAGO PARTY:	RREEF AMERICA L.L.C., a Delaware limited liability company
By: /s/ Bradley J. Gries
Name: Bradley J. Gries
Title: Vice President

RREEF DALLAS PARTY:	RREEF SHERRY LANE L.P., a Texas limited partnership

By:	RREEF America REIT II Corp. EE, a Maryland corporation, its general partner
By: /s/ Timothy E. Ellsworth
Name: Timothy E. Ellsworth
Title: Vice President

TIER DALLAS PARTY:	TIER ACQUISITIONS, LLC, a Delaware limited liability company
By: /s/ William J. Reister

Name:	William J. Reister

Title:	Executive Vice President and Chief Investment Officer